Exhibit 99.1

THE GROWHUB LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

THE GROWHUB LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	S$	S$	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	546,288	275,139	216,314
Accounts receivable, net	139,340	3,594	2,826
Inventories, net	50,480	45,346	35,651
Deferred offering costs	927,273	1,267,928	996,845
Other current assets	322,699	60,599	47,643
Total current assets	1,986,080	1,652,606	1,299,279

Non-current assets
Intangible assets, net	2,082,839	2,069,885	1,627,344
Property and equipment, net	20,835	102,539	80,616
Right-of-use assets, net	201,603	270,848	212,941
Total non-current assets	2,305,277	2,443,272	1,920,901

TOTAL ASSETS	4,291,357	4,095,878	3,220,180

LIABILITIES
Current liabilities
Accounts payable	19,782	5,241	4,120
Accruals and other current liabilities	254,912	354,782	278,930
Income tax payables	608	-	-
Working capital loan from a related party	5,475,536	7,187,759	5,651,016
Operating lease liabilities, current	57,965	133,794	105,189
Total current liabilities	5,808,803	7,681,576	6,039,255

Non-current liabilities
Operating lease liabilities, non-current	152,742	149,191	117,294
Total non-current liabilities	152,742	149,191	117,294

TOTAL LIABILITIES	5,961,545	7,830,767	6,156,549

COMMITMENTS AND CONTINGENCIES	-	-	-

SHAREHOLDERS’ DEFICIT
**Ordinary shares, US$0.0005 par value, 100,000,000 shares authorized, 21,549,810 shares issued as of December 31, 2024 and June 30, 2025
**Class A Ordinary shares, US$0.0005 par value, 75,000,000 shares authorized, 11,116,470 shares issued as of December 31, 2024 and June 30, 2025 respectively.	7,333	7,333	5,558	*
**Class B Ordinary shares, US$0.0005 par value, 25,000,000 shares authorized, 10,433,340 shares issued as of December 31, 2024 and June 30, 2025 respectively.	6,883	6,883	5,217	*
Additional paid in capital	5,021,933	4,794,359	3,769,727
Accumulated losses	(6,745,614)	(8,590,216)	(6,753,627)
Accumulated other comprehensive income	39,277	46,752	36,756
Total shareholders’ deficit	(1,670,188)	(3,734,889)	(2,936,369)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	4,291,357	4,095,878	3,220,180

**	Retroactively presented for the reorganization exercise described in Note 1.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

THE GROWHUB LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30,
	2024	2025	2025
	S$	S$	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	180,491	63,337	49,796

Purchases and other direct costs	(44,458)	(56,996)	(44,810)
Inventory write-off	(866)	-	-
Employee benefits expenses	(281,735)	(779,586)	(612,911)
Depreciation and amortization expenses	(13,235)	(25,373)	(19,948)
Operating lease expenses	(33,095)	(64,657)	(50,833)
Other expenses	(643,301)	(857,852)	(674,442)
Loss from operations	(836,199)	(1,721,127)	(1,353,148)

Non-operating income (expense):
Other income	112,160	(17,252)	(13,564)
Interest expense	(51,689)	(106,223)	(83,513)
Total non-operating income (expense), net	60,471	(123,475)	(97,077)

Loss before tax expense	(775,728)	(1,844,602)	(1,450,225)
Income tax expense	(8,296)	-	-
Net loss	(784,024)	(1,844,602)	(1,450,225)

Other comprehensive loss:
Foreign currency translation, net of income tax	15,066	7,475	5,877
Total comprehensive loss	(768,958)	(1,837,127)	(1,444,348)

Net loss attributable to THE GROWHUB LIMITED	(778,416)	(1,844,602)	(1,450,225)
Net loss attributable to non-controlling interests	(5,608)	-	-
Net loss	(784,024)	(1,844,602)	(1,450,225)

Net comprehensive loss attributable to THE GROWHUB LIMITED	(760,629)	(1,837,127)	(1,444,348)
Net comprehensive loss attributable to non-controlling interests	(8,329)	-	-
Net comprehensive loss	(768,958)	(1,837,127)	(1,444,348)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.04)	(0.09)	(0.07)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	21,549,810 *	21,549,810 *	21,549,810 *

*	Retroactively presented for the reorganization exercise described in Note 1.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

THE GROWHUB LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares, Class A			Ordinary shares, Class B			Additional		Accumulated other	Non-
	**Shares Outstanding	Par value		**Shares Outstanding	Par value		paid-in capital	Accumulated losses	comprehensive income	controlling interest	Total
		S$			S$		S$	S$	S$	S$	S$
For the six months ended June 30, 2024
Balance as of January 1, 2024	11,116,470	-	*	10,433,340	-	*	1,701,073	(4,325,718)	12,567	(47,751)	(2,659,829)
Issuance of shares	-	-		-	-		2,690,075	-	-	-	2,690,075
Net loss	-	-		-	-		-	(778,416)	-	(5,608)	(784,024)
Foreign currency translation	-	-		-	-		-	-	15,066	-	15,066
Acquisition of non-controlling interest	-	-		-	-		-	(61,688)	4,624	53,359	(3,705)
Balance as of June 30, 2024	11,116,470	-	*	10,433,340	-	*	4,391,148	(5,165,822)	32,257	-	(742,417)
For the six months ended June 30, 2025
Balance as of January 1, 2025	11,116,470	7,333		10,433,340	6,883		5,021,933	(6,745,614)	39,277	-	(1,670,188)
Acquisition of subsidiary	-	-		-	-		(227,574)	-	-	-	(227,574)
Net loss	-	-		-	-		-	(1,844,602)	-	-	(1,844,602)
Foreign currency translation	-	-		-	-		-	-	7,475	-	7,475
Balance as of June 30, 2025	11,116,470	7,333		10,433,340	6,883		4,794,359	(8,590,216)	46,752	-	(3,734,889)

		US$			US$		US$	US$	US$	US$	US$

Balance as of June 30, 2025		5,558			5,217		3,769,727	(6,753,627)	36,756	-	(2,936,369)

*	Amount less than S$1.
**	Retroactively presented for the reorganization exercise described in Note 1.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

THE GROWHUB LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2024	2025	2025
	S$	S$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(784,024)	(1,844,602)	(1,450,225)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	13,235	25,373	19,948
Provision for stock obsolescence	13,329	-	-
Working capital loan interest	51,689	106,223	83,513
Operating lease expenses	33,095	64,657	50,833
Debt forgiveness of account payable	(98,507)	-	-
Change in operating assets and liabilities:
Account receivables	(113,067)	135,707	106,693
Amount due from a related party	34,260	-	-
Inventories	(65,391)	5,102	4,011
Other current assets	(144,588)	259,294	203,857
Account payables	(70,598)	(14,358)	(11,288)
Accruals and other payables	(229,100)	120,574	94,795
Income taxes payable	3,847	(617)	(485)
Operating lease liabilities	(31,374)	(61,389)	(48,264)
Net cash used in operating activities	(1,387,194)	(1,204,036)	(946,612)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of plant and equipment	-	(100,301)	(78,857)
Acquisition of subsidiary	-	(227,574)	(178,919)
Net cash used in investing activities	-	(327,875)	(257,776)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of working capital loan	(636,611)	(1,639,153)	(1,288,702)
Proceed from working capital loan	-	3,245,153	2,551,339
Proceed from issuance of share	2,690,075	-	-
Deferred offering costs	(616,402)	(340,655)	(267,823)
Net cash from financing activities	1,437,062	1,265,345	994,814

Effect of exchange rate change on cash and cash equivalents	(4,577)	(4,583)	(3,603)
Net change in cash and cash equivalents	45,291	(271,149)	(213,177)
Cash and cash equivalents - beginning of period	15,013	546,288	429,491
Cash and cash equivalents - end of period	60,304	275,139	216,314
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	-	617	485

The accompanying notes form an integral part of these unaudited consolidated financial statements.

F-5